Worldwide Stages, Inc.

5000 Northfield Lane

Spring Hill, TN 37174

July 20, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Alyssa Wall

Re:	Worldwide Stages, Inc.
Offering Statement on Form 1-A File No. 024-12301

Ladies and Gentlemen:

At your request, we withdraw the request made in our letter of July 19, 2023 that the above-referenced Offering Statement on Form 1-A (the “Offering Statement”) be qualified by the Securities and Exchange Commission (the “Commission”) as soon as practicable. We will await further notification from the Commission or the Commission Staff that it is prepared to entertain a qualification request prior to resubmitting a request for qualification of the Offering Statement.

If there are any questions, please contact our counsel, Gary M. Brown at (615) 390-7230 or via email at gary.brown@nelsonmullins.com.

Sincerely,

Worldwide Stages, Inc.

By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr.
Chief Executive Officer

cc:	Gary M. Brown